Brookfield Asset Management

Reinsurance Partners Ltd.

SPECIAL GENERAL MEETING | NOVEMBER 9, 2022

LETTER TO SHAREHOLDERS

To our shareholders,

You are invited to attend a special general meeting of holders of shares of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”). The meeting will occur at 1:00 p.m. Toronto time on Wednesday, November 9th in a virtual meeting format via live audio webcast available online at https://web.lumiagm.com/425387783 (Password: “brookfield2022” (case sensitive)). You can read about the business of the meeting beginning on page 1 of the accompanying Management Information Circular (the “Circular”). This Circular also provides important information on voting your shares at the meeting. Additional details on how to access our live audio and participate in our special general meeting can be found in the “Questions and Answers About the Meeting” section of the Circular.

The Brookfield Arrangement, Special Distribution, Capital Reduction and Name Change

On May 12, 2022, Brookfield Asset Management Inc. (“Brookfield Asset Management”) announced the approval in principle by its board of directors of the separation of Brookfield Asset Management’s asset management business through the separate listing and distribution of a 25% interest in its asset management business to be done on a tax-free basis to both Canadian and U.S. shareholders pursuant to a court-approved plan of arrangement (the “Brookfield Arrangement”) under the Business Corporations Act (Ontario). Brookfield Asset Management Ltd. (the “Manager”) was established by Brookfield Asset Management to become a company through which investors, including the existing shareholders of Brookfield Asset Management and our company, can directly access its leading, pure-play global alternative asset management business currently carried on by Brookfield Asset Management and its subsidiaries to be owned and operated through Brookfield Asset Management ULC (“BAM’s asset management business”).

The Brookfield Arrangement involves the division of Brookfield Asset Management into two publicly traded companies – Brookfield Asset Management (to be renamed Brookfield Corporation), focused on deploying capital across its operating business and compounding that capital over the long term, and the Manager, a pure-play asset manager in a leading global alternative asset management business, which will own 25% of BAM’s asset management businesses and will be listed and its shares distributed to the existing shareholders of Brookfield Asset Management. BAM’s asset management business is a leading global alternative asset management business. The Brookfield Arrangement is designed to enhance long-term value for the Brookfield Asset Management’s shareholders by creating separate identities for these two distinct businesses, while preserving their ability to benefit each other, and thus all shareholders of the Manager and Brookfield Asset Management.

If the Brookfield Arrangement is completed, pursuant to the plan of arrangement, holders of class A limited voting shares of Brookfield Asset Management (“Brookfield Class A Share”) will receive one class A limited voting share of the Manager (“Manager Class A Shares”) for every four Brookfield Class A Shares held by such holder and Brookfield Asset Management will change its name to “Brookfield Corporation”.

If the Brookfield Arrangement is completed, our company intends to undertake a special dividend or distribution (the “Special Distribution”) to the holders of our class A exchangeable limited voting shares (“class A exchangeable shares”) and our class B limited voting shares (the “class B shares”) of one Manager Class A Share for every four class A exchangeable shares or class B shares held by such holder. Pursuant to the Special Distribution, holders of our class A exchangeable shares and class B shares will not be entitled to receive any fractional interest in a Manager Class A Share, and those holders who would otherwise be entitled to a fractional Manager Class A Share will instead receive cash in lieu of such fractional interest. The Special Distribution will result in holders of Brookfield Reinsurance shares receiving the same interest in the Manager that they would have received if they held Brookfield Class A Shares directly and participated in the Brookfield Arrangement. As a result of the Special Distribution and in accordance with Brookfield Reinsurance’s bye-laws, there will be no

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adjustment required to the exchange factor for our class A exchangeable shares. The Manager will file a prospectus and a U.S. registration statement in connection with the Special Distribution, but these documents have not yet become effective. Following the Brookfield Arrangement and the Special Distribution, our class A exchangeable shares will continue to be the economic equivalent of the Brookfield Class A Shares and be exchangeable for Brookfield Class A Shares on a one-for-one basis.

At the meeting, our company will be seeking approval from our shareholders to authorize (i) the Special Distribution to be effected as a capital reduction resulting in a return of capital (the “Capital Reduction”) and (ii) our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.” (the “Name Change”) in order to facilitate continuing alignment between the names of our company and Brookfield Asset Management (i.e. Brookfield Corporation) following the completion of the Brookfield Arrangement.

The Brookfield Arrangement will be subject to the satisfaction of a number of conditions, including approval of Brookfield Asset Management’s shareholders, and, as such, there can be no certainty that the Brookfield Arrangement will proceed or proceed in the manner described. If the Brookfield Arrangement does not proceed, our company will not proceed with the Special Distribution or the Name Change even if such resolutions are approved at the meeting. If the Brookfield Arrangement proceeds but the Capital Reduction is not approved, then the Special Distribution will be effected by way of a dividend without any return of capital. We will, promptly following the meeting, issue a press release disclosing the voting results of the Capital Reduction Resolution and the other matters presented to shareholders at the meeting. Except for certain Canadian federal income tax considerations applicable to Resident Holders (as defined herein) described under “Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”, there are no meaningful differences to holders of our class A exchangeable shares and class B shares between the Special Distribution being implemented as a return of capital or a dividend. See “ – Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”.

Holders of our class A exchangeable shares will not be required to exchange their shares for Brookfield Class A Shares or take any other action in order to receive Manager Class A Shares under the Special Distribution. The Special Distribution will result in our shareholders receiving the same interest in the Manager that they would have received if they held Brookfield Class A Shares directly and participated in the Brookfield Arrangement (i.e. one Manager Class A Share per every four shares of our company).

Brookfield Asset Management’s shareholders will receive Manager Class A Shares pursuant to the Brookfield Arrangement. Shareholders of our company, as they are not shareholders of Brookfield Asset Management, are not able to participate directly in the Brookfield Arrangement, but we and Brookfield Asset Management determined that it would be preferable to undertake the Special Distribution rather than adjusting the one-for-one exchange ratio for our class A exchangeable shares. In order for the Special Distribution to be effected on the same date as the closing of the Brookfield Arrangement, it is necessary to effect the Special Distribution by way of a prospectus and, therefore, Brookfield Reinsurance will mail to each shareholder as of the record date for the Special Distribution a final prospectus/effective U.S. registration statement of the Manager which will describe the Special Distribution in detail and will contain important business, tax and financial information. You are encouraged to read the prospectus.

Record Date and Other Shareholder Information

The company has fixed October 3, 2022 as the record date for determining those shareholders entitled to receive notice and to vote at the meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the meeting.

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Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, please take the time to vote by using the internet or by telephone as described in this Circular or by completing the enclosed proxy card and mailing it in the enclosed envelope. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

If you are not registered as the holder of your shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. See the section in the Circular entitled “General Proxy Matters” for further information on how to vote your shares.

On behalf of the board of directors, I wish to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on November 9, 2022.

Yours truly,

Sachin Shah

Sachin Shah

Chair of the board of directors

September 30, 2022

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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

A special general meeting (the “meeting”) of the holders of class A exchangeable limited voting shares (“class A exchangeable shares”) and class B limited voting shares (the “class B shares”) (collectively, the “Shareholders”) of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”) will be held on Wednesday, November 9th at 1:00 p.m. Toronto time, in a virtual meeting format via live audio webcast available online at https://web.lumiagm.com/425387783 (Password: “brookfield2022” (case sensitive)):

1.

to consider and, if deemed advisable, pass a resolution (the “Capital Reduction Resolution”) approving a return of capital distribution to the holders of our class A exchangeable shares and our class B shares and corresponding reductions to the share capital of the company in the amount necessary to permit the Special Distribution to be effected as a capital reduction resulting in a return of capital, as more particularly described in the Circular;

2.

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Name Change Resolution”), authorizing our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.”, as more particularly described in the Circular; and

3.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

If the Brookfield Arrangement is not completed, the Capital Reduction and the Name Change will not be completed even if such resolutions are approved at the meeting. Specific details relating to the Capital Reduction Resolution, Name Change Resolution and the other matters to be considered at the meeting are set forth in our management information circular (the “Circular”) accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular.

The Board unanimously recommends that Shareholders vote FOR the Capital Reduction Resolution, the Name Change Resolution and the related matters at the meeting. If the Brookfield Arrangement does not proceed, our company will not proceed with the Special Distribution or the Name Change. If the Brookfield Arrangement does proceed but the Capital Reduction is not approved, then the payment of the Special Distribution will be fulfilled by way of a dividend. We will, promptly following the meeting, issue a press release disclosing the voting results of the Capital Reduction Resolution and the other matters presented to shareholders at the meeting. Except for certain Canadian federal income tax considerations applicable to Resident Holders (as defined herein) described under “Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”, there are no meaningful differences to holders of our class A exchangeable shares and class B shares between the Special Distribution being implemented as a return of capital or a dividend. See “– Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”.

The meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/425387783, entering your control number and password “brookfield2022” (case sensitive). See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Shareholder of our company at the close of business on October 3, 2022, the record date for the meeting.

Instructions on Voting at the Virtual Meeting

Your vote is important regardless of the number of shares you own. Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are

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connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. Toronto time on Monday, November 7, 2022. You can cast your proxy vote in the following ways:

•	On the Internet at www.tsxtrust.com/vote-proxy;

•	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	Scan and send your signed proxy to proxyvote@tmx.com; or

•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Monday, November 7, 2022.

By Order of the Board

William Cox

William Cox

Lead Independent Director

September 30, 2022

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INFORMATION FOR ALL SHAREHOLDERS

Our company’s class A exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to the class A limited voting shares (“Brookfield Class A Shares”) of Brookfield Asset Management. Each class A exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by Brookfield Asset Management in its continuous disclosure filings. Copies of Brookfield Asset Management’s continuous disclosure filings are available electronically on Brookfield Asset Management’s SEDAR profile at www.sedar.com and on Brookfield Asset Management’s EDGAR profile at www.sec.gov/edgar. For further information in respect of Brookfield Asset Management following completion of the Brookfield Arrangement, see Brookfield Asset Management’s management information circular posted on Brookfield Asset Management’s website at www.brookfield.com and filed electronically on Brookfield Asset Management’s SEDAR and EDGAR profiles referenced above.

The information concerning Brookfield Asset Management contained in this Circular has been publicly filed or provided by Brookfield Asset Management. Although the company has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, the company does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Brookfield Asset Management, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the company.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of the company for use at the meeting and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting. See “General Proxy Matters”.

All capitalized terms used in this Circular, including the Appendices to this Circular, but not otherwise defined have the meanings set forth under “Glossary of Terms”.

Information contained in this Circular is given as of September 19, 2022, unless otherwise stated.

INFORMATION FOR SHAREHOLDERS IN THE UNITED STATES AND CANADA

As a Bermuda company, we are governed by the Bermuda Act. Accordingly, the solicitation of proxies pursuant to this Circular relates to securities of a Bermuda issuer and is being effected in accordance with Bermuda corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the U.S. Exchange Act and under Canadian securities laws are not applicable to the company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Bermuda law may be different from such requirements under U.S. and Canadian securities laws. Shareholders should also be aware that requirements under Bermuda law as they relate to Bermuda companies may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian companies, respectively.

FORWARD-LOOKING STATEMENTS AND INFORMATION

In addition to historical information, this Circular contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield Asset Management’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield Asset Management or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In particular, forward-looking statements contained in this Circular include statements regarding the Brookfield Arrangement, the Capital Reduction and the Name Change including the anticipated timing such transactions.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in our most recent Annual Report on Form 20-F and in the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021, among others, could cause our actual results to vary from our forward-looking statements.

We caution that the factors that may affect future results described in this Circular are not exhaustive. The forward-looking statements represent our views as of the date of this Circular and should not be relied upon as representing our views as of any date subsequent to the date of this Circular. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

QUESTIONS AND ANSWERS

The following is intended to address certain key questions concerning the Brookfield Reinsurance meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Questions and Answers” have the meanings set forth under the “Glossary”.

Questions	Answers about the Meeting, the Special Distribution, Capital Reduction and Name Change

What am I being asked to vote on?

At the meeting, shareholders will be called upon to vote on the following matters:

1.  to consider and, if deemed advisable, pass a resolution approving a return of capital distribution to the holders of our class A exchangeable shares and our class B shares and corresponding reductions to the share capital of the company in the amount necessary to permit the Special Distribution to be effected as a reduction of capital, as more particularly described in the Circular; and

2.  to consider and, if deemed advisable, to pass, with or without variation, a resolution authorizing our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.”, as more particularly described in the Circular.

If the Brookfield Arrangement is not completed, the Capital Reduction and the Name Change will not be completed even if such resolutions are approved at the meeting.

The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular.

What approvals are required of Shareholders at the meeting?

To become effective both the Capital Reduction Resolution and Name Change Resolution require the approval by a majority of the votes cast by the holders of class A exchangeable shares and the holders of class B shares who vote in respect of such resolution, each voting as a separate class.

How will the Special Distribution work?

If the Brookfield Arrangement is completed, our company intends to implement the Special Distribution to the holders of our class A exchangeable shares and our class B shares of one Manager Class A Share for every four class A exchangeable shares or class B shares held by such holder. Pursuant to the Special Distribution, holders of our class A exchangeable shares and class B shares will not be entitled to receive any fractional interest in a Manager Class A Share, and those holders who would otherwise be entitled to a fractional Manager Class A Share will instead receive cash in lieu of such fractional interest. The Special Distribution will result in holders of Brookfield Reinsurance shares receiving the same interest in the Manager that they would have received if they held Brookfield Class A Shares directly and participated in the Brookfield Arrangement. As a result of the Special Distribution and in accordance with Brookfield Reinsurance’s bye-laws, there will be no

Questions	Answers about the Meeting, the Special Distribution, Capital Reduction and Name Change

adjustment required to the exchange factor for our class A exchangeable shares. Following the Brookfield Arrangement and the Special Distribution, our class A exchangeable shares will continue to be the economic equivalent of the Brookfield Class A Shares and be exchangeable for Brookfield Class A Shares on a one-for-one basis.

What is required to complete the Special Distribution?

Completion of the Special Distribution is conditional upon, among other things, meeting solvency requirements together with the satisfaction or waiver of certain conditions, including:

1.  the completion of the Brookfield Arrangement; and

2.  (i) obtaining a final receipt from the Canadian securities regulatory authorities in each of the provinces and territories of Canada relating to the distribution of the Manager Class A Shares to be issued pursuant to the Special Distribution; and (ii) the effectiveness of the registration statement for the Manager Class A Shares to be issued pursuant to the prospectus of the Manager being distributed in the Special Distribution (the “Securities Regulatory Approvals”).

In connection with the Special Distribution, our company will mail to each shareholder resident in Canada and the United States as of the record date for the Special Distribution a final prospectus/effective U.S. registration statement of the Manager which will describe the Special Distribution in detail and will contain important business, tax and financial information. You are encouraged to read the prospectus.

Why is Brookfield Asset Management pursuing the Brookfield Arrangement?

The Brookfield Arrangement involves the division of Brookfield Asset Management into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and Brookfield Asset Management (to be renamed Brookfield Corporation), focused on deploying capital across its operating businesses and compounding that capital over the long term. The Brookfield Arrangement is designed to enhance long-term value for Brookfield Asset Management’s shareholders by creating separate identities for these two distinct businesses, while preserving their ability to benefit each other, and thus all shareholders of the Manager and Brookfield Asset Management.

What happens if the Brookfield Arrangement is not approved at the Brookfield Meeting or not completed?	If the Brookfield Arrangement is not approved or completed for any reason, our company will not proceed with the Special Distribution or the Name Change.

If the Brookfield Arrangement is delayed or not completed as currently planned, the market price of the class A exchangeable shares may be adversely affected. Our class A exchangeable shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share and therefore we expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Asset Management. If the Brookfield Arrangement is delayed or not completed, the market price of Brookfield Class A Shares, and by

Questions	Answers about the Meeting, the Special Distribution, Capital Reduction and Name Change
extension the market price of our class A exchangeable shares, may be materially adversely affected.

What will happen if the Capital Reduction Resolution is not approved?

If the Brookfield Arrangement proceeds but the Capital Reduction Resolution is not approved, then the payment of the Special Distribution will be fulfilled as a dividend. We will, promptly following the meeting, issue a press release disclosing the voting results of the Capital Reduction Resolution and the other matters presented to shareholders at the meeting. Except for certain Canadian federal income tax considerations applicable to Resident Holders (as defined herein) described under “Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”, there are no meaningful differences to holders of our class A exchangeable shares and class B shares between the Special Distribution being implemented as a return of capital or a dividend. See “– Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”.

Will the distributions I receive change as a result of the Brookfield Arrangement?

The class A exchangeable shares are intended to provide an economic return per class A exchangeable share equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events) and it is expected that distributions on our class A exchangeable shares will continue to be paid at the same time and in the same amount as dividends on the Brookfield Class A Shares. Following the Brookfield Arrangement and the Special Distribution, our class A exchangeable shares will continue to be the economic equivalent of the Brookfield Class A Shares and be exchangeable for Brookfield Class A Shares on a one-for-one basis.

Following completion of the Brookfield Arrangement and concurrent with the initial dividend declared on the Manager Class A Shares, it is expected that the distribution on our class A exchangeable shares and class B shares will be reduced by an amount that will approximate the initial distribution declared on the Manager Class A Shares and Manager Class B Shares. For more information on Brookfield Asset Management after the Brookfield Arrangement, see Brookfield Asset Management’s management information circular posted on Brookfield Asset Management’s website at www.brookfield.com and filed electronically on Brookfield Asset Management’s SEDAR and EDGAR profiles referenced above.

Who is eligible to vote at the meeting?

Each registered holder of record of class A exchangeable shares and class B shares as at the close of business on October 3, 2022 is entitled to receive notice of and to vote at the meeting, or any adjournment or postponement, even if such holder has since that date disposed of their shares.

I am a Registered Shareholder. How do I vote my shares?

Voting procedures for Registered Shareholders generally allow voting online at www.tsxtrust.com/vote-proxy, by fax to (416) 368-2502 or 1-866-781-3111, by mail using the business reply envelope accompanying your proxy, by scanning and sending your signed proxy to proxyvote@tmx.com or by telephone at 1-888-489-5760. See “General Proxy Matters”.

Questions	Answers about the Meeting, the Special Distribution, Capital Reduction and Name Change

I am a Non-Registered Shareholder. How do I vote my shares?

If your shares are held through a bank, trust company, broker or other Intermediary, you are a Non-Registered Shareholder and must contact your Intermediary to vote your shares. The procedures generally allow voting on the internet and by telephone and by mail. See “General Proxy Matters”.

When is the proxy cut-off?

Registered Shareholders must submit their proxy prior to 5:00 pm Toronto time on November 7, 2022 (the “Proxy Deadline”). Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “General Proxy Matters”.

Can I change or revoke my proxy after I have submitted it?

Yes. Registered Shareholders have the right to revoke a proxy. In addition to revocation in any manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by providing new instructions. Registered Shareholders can download a blank proxy form from SEDAR or from our website at bamr.brookfield.com under “Reports & Filings” and send a new proxy form in one of the following ways:

•  complete and sign the proxy form with a later date than the one previously sent and deliver or deposit it to TSX Trust as described on the proxy form before 5:00 pm Toronto time on Monday, November 7, 2022;

•  submit new voting instructions to TSX Trust by telephone or internet before 5:00 pm Toronto time on Monday, November 7, 2022;

•  deliver or deposit an instrument in writing with new voting instructions signed by the Registered Shareholder or attorney as authorized by the Registered Shareholder in writing to company before 5:00 pm Toronto time on Tuesday, November 8, 2022 or if the meeting is postponed, before 5:00 pm Toronto time on the business day before the meeting is reconvened; or

•  if a Registered Shareholder has followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke the previous instructions.

Non-Registered Shareholders who wish to change their vote should contact their intermediaries to determine the procedure to be followed. See “General Proxy Matters”.

Whom can help answer my questions?

You should direct inquiries relating to the meeting to:

Brookfield Asset Management Reinsurance Partners Ltd.

Wellesley House South, 2nd Floor

90 Pitts Bay Road

Pembroke, Bermuda HM 08

Attention: Company Secretary

THE MEETING

Time, Date and Place

The meeting will be held in a virtual meeting format only on Wednesday, November 9th, 2022 at 1:00 p.m. Toronto time, via live audio webcast available online at https://web.lumiagm.com/425387783 (Password: “brookfield2022” (case sensitive)). The meeting will be broadcast live by audio webcast.

Record Date for Notice and Shareholders Entitled to Vote

The close of business on October 3, 2022 (the “Record Date”) has been fixed for the determination of Shareholders entitled to receive notice of, to attend and to vote at the meeting, or any adjournment(s) or postponement(s) thereof, as described in this Circular. As of such date, 10,877,989 class A exchangeable shares and 24,000 class B shares were outstanding and entitled to vote at the meeting. At the meeting, each of the class A exchangeable shares and class B shares entitle the holder of record thereof to one vote per share.

Business of the Meeting

At the meeting, shareholders will be asked:

1.

to consider and, if deemed advisable, pass a resolution (the “Capital Reduction Resolution”) approving a return of capital distribution to the holders of our class A exchangeable shares and our class B shares and corresponding reductions to the share capital of the company in the amount necessary to permit the Special Distribution to be effected as a reduction of capital, as more particularly described in the Circular; and

2.

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Name Change Resolution”) authorizing our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.”, as more particularly described in the Circular.

If the Brookfield Arrangement is not completed, the Capital Reduction and the Name Change will not be completed even if such resolutions are approved at the meeting. The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” accompanying this Circular. We will also consider other business that may properly come before the meeting.

If the Capital Reduction Resolution is not approved, then the Special Distribution will be fulfilled as a dividend. The Brookfield Arrangement will be subject to the satisfaction of a number of conditions, including approval of Brookfield Asset Management’s shareholders, and, as such, there can be no certainty that the Brookfield Arrangement will proceed or proceed in the manner described. If the Brookfield Arrangement does not proceed, our company will not proceed with the Special Distribution or the Name Change.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	The Capital Reduction

The declaration and payment of distributions on our company’s shares are at the discretion of the Board and may be in the form of a dividend or, subject to shareholder approval, a return of capital distribution or a combination. As our class A exchangeable shares are intended to be, as nearly as practicable, economically equivalent to Brookfield Class A Shares, all distributions on our class A exchangeable shares are paid at the same time and in the same amount as cash dividends paid on the Brookfield Class A Shares. Since September 29, 2020, the company has paid all quarterly distributions on the class A exchangeable shares and class B shares in the form of returns of capital and intends to continue to do so to the extent possible in the future. Any return of capital distributions and corresponding reductions to the company’s share capital by the company require shareholder approval under Bermuda corporate law.

At the meeting, holders of class A exchangeable shares and class B shares will be asked to consider and, if deemed advisable, pass the Capital Reduction Resolution approving the payment of the Special Distribution by way of a return of capital. If the resolution is approved, then it is expected that the payment of the Special Distribution will be effected as a capital reduction resulting in a return of capital. If the Brookfield Arrangement proceeds and the Capital Reduction Resolution is not approved, then the Special Distribution will be fulfilled as a dividend. We will, promptly following the meeting, issue a press release disclosing the voting results of the Capital Reduction Resolution and the other matters presented to shareholders at the meeting. Except for certain Canadian federal income tax considerations applicable to Resident Holders (as defined herein) described under “Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”, there are no meaningful differences to holders of our class A exchangeable shares and class B shares between the Special Distribution being implemented as a return of capital or a dividend. See “– Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”.

The aggregate amount of the return of capital that shareholders are being asked to approve in the Capital Reduction Resolution is not indicative of the value of the return of capital that will actually be declared or paid by our company in connection with the Special Distribution. The aggregate amount of the distributions that shareholders are being asked to approve in the Capital Reduction Resolution represents the maximum amount of return of capital that the company will be authorized to make in connection with the Special Distribution, and is intended to provide the company with sufficient flexibility to accommodate value changes that may occur before such distribution.

The Board recommends that the shareholders vote for the resolution to approve a capital reduction on each of the class A exchangeable shares and the class B shares of the company, and corresponding reductions to the share capital of the company in respect of the period ending on the Distribution Date of:

1.

in the case of the class A exchangeable shares, a reduction to the share capital of the company of up to US$8.00 per class A exchangeable share, with the precise value of the capital reduction to be determined by the Board based on 0.25 of a Manager Class A Share for every issued class A exchangeable share; and

2.

in the case of the class B shares, a reduction to the share capital of the company of up to US$8.00 per class B share, with the precise value of the capital reduction to be determined by the Board based on 0.25 of a Manager Class A Share for every issued class B share.

The Board recommends that you vote FOR the Capital Reduction Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”. If the resolution is not approved, then the payment of the Special Distribution will be fulfilled as a dividend.

Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction

If the Brookfield Arrangement proceeds and shareholders approve the Capital Reduction Resolution, the Special Distribution will be effected as a capital reduction resulting in a return of capital. In general, if the Special Distribution is fulfilled by way of a return of capital, the aggregate fair market value of the Manager Class A Shares received by a Shareholder who, at all relevant times for the purposes of the Tax Act, is resident, or is deemed to be resident, in Canada (a “Resident Holder”) will not be included in computing the Resident Holder’s income but will reduce the adjusted cost base of the Resident Holder’s class A exchangeable shares. To the extent that the adjusted cost base of the Resident Holder’s class A exchangeable shares would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Resident Holder and the adjusted cost base of class A exchangeable shares to the Resident Holder will be nil immediately thereafter.

If the Brookfield Arrangement proceeds and Shareholders do not approve the payment of the Special Distribution by way of a capital reduction, the Special Distribution will be paid by way of a dividend in specie instead of a capital reduction and the amount of the dividend for Canadian income tax purposes that is considered to be received in respect of a holder’s class A exchangeable shares will be equal to the aggregate fair market value of the Manager Class A Shares plus the amount of cash in lieu of fractional Manager Class A Shares distributed on the Special Distribution that is received by the holder. In general, a dividend received (or deemed to be received) on our class A exchangeable shares by a Resident Holder who is an individual will be included in computing the Resident Holder’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). A dividend received on our class A exchangeable shares by a Resident Holder that is a corporation will be included in computing the corporate Resident Holder’s income and such Resident Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations. A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, pursuant to proposed amendments announced by the Minister of Finance (Canada) on April 7, 2022, a “substantive CCPC” may be liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income.

Similarly, if the aggregate fair market value of the Manager Class A Shares plus the amount of cash in lieu of fractional Manager Class A Shares distributed on the Special Distribution exceeds the amount of the reduction in the Capital Reduction Resolution approved at the meeting, the excess amount distributed to a Resident Holder should be considered to be a dividend that will be subject to the tax treatment discussed above.

This summary is not exhaustive of all Canadian federal income tax considerations. Shareholders, including Shareholders that are not resident in Canada for purposes of the Tax Act, should see “Certain Canadian Federal Income Tax Considerations” in the prospectus of the Manager for further details and should consult their own tax advisors for tax advice concerning all aspects of the Special Distribution in their own particular circumstances.

2.	The Name Change

Shareholders at the meeting will be asked to authorize our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.” in order to facilitate continuing alignment between the names of Brookfield Reinsurance and Brookfield Asset Management (to be renamed Brookfield Corporation) following the completion of the Brookfield Arrangement.

Although Shareholder approval of the Name Change Resolution is being sought at the meeting, such name change would only become effective at a date in the future to be determined by our Board when it considers it to be in the best interests of the company to implement the name change. The proposed name change is also subject to certain regulatory approvals, including the approval of the TSX, NYSE and the prior consent of the Bermuda Registrar of Companies. In connection with the Name Change, our company has applied to the NYSE and the TSX to change its symbol to “BNRE”. The TSX has conditionally approved the Name Change, subject to our company fulfilling all of the requirements of the TSX. If the Brookfield Arrangement is not completed, the Name Change will not be completed even if the Name Change Resolution is approved at the meeting.

The Board unanimously recommends that shareholders vote FOR the Name Change Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

General Proxy Matters

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/425387783

Step 2: Follow these instructions:

•

Registered Shareholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2022” (case sensitive). The 13-digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

•

Duly appointed proxyholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2022” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13-digit control number by email from TSX Trust after the proxy voting deadline has passed.

•	Guests: Click “Guest” and then complete the online form

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. Toronto time on November 7, 2022 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	to vote by internet, accessing www.tsxtrust.com/vote-proxy and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to 416-368-2502 or 1-866-781-3111; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a Shareholder of the company) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Monday, November 7, 2022.

To vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed below the preprinted name and address on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a Non-Registered Shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the company

What happens if I sign the proxy sent to me?

Signing the proxy appoints Anna Knapman-Scott, Corporate Secretary of the company, or in the alternative, Thomas Corbett, Chief Financial Officer of the company (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 368-2502 or 1-866-781-3111 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. Toronto time on Monday, November 7, 2022, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.tsxtrust.com/vote-proxy and follow the instructions on this website. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. Toronto time on Monday, November 7, 2022, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the company at the address below no later than 5:00 p.m. Toronto time on the last business day preceding the date of the meeting, Tuesday, November 8, 2022, or any adjournment of the meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Asset Management Reinsurance Partners Ltd. c/o TSX Trust Company

Wellesley House South, 2nd Floor,

90 Pitts Bay Road,

Pembroke, Bermuda HM08

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 1 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the company is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The company’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online
TSX Trust Company P.O. Box 700, Postal Station B Montreal, Quebec H3B 3K3	Tel: (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825 Fax: 1-888-249-6189 or (514) 985-8843	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, class A exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the company has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder with TSX Trust by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than the Proxy Deadline. TSX Trust will ask for the non-registered shareholder’s or appointed proxyholder’s contact information and will send such shareholder or appointed proxyholder a user ID number (i.e., the Control Number) via email shortly after this deadline.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 2 above. You must then submit the legal proxy to TSX Trust. You can send the legal proxy by e-mail or by mail to: proxyvote@tmx.com (if by e-mail), or TSX Trust Company, Attention: Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 (if by mail). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: TSX Trust will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) or online at https://www.tsxtrust.com/control-number-request as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The company has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

QUESTIONS AND OTHER ASSISTANCE

If you are a shareholder of our company and you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact your financial, legal, tax or other professional advisors.

ADDITIONAL INFORMATION

Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Our website is at bamr.brookfield.com. In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents may be obtained on request without charge from our Corporate Secretary by mail at Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, Bermuda HM08, by telephone at 441-294-3316, or by email at bamr.enquiries@brookfield.com.

OTHER BUSINESS

The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Special General Meeting of Shareholders dated September 30, 2022.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

By Order of the Board

William Cox
September 30, 2022	William Cox Lead Independent Director

APPENDIX A – RESOLUTIONS TO BE APPROVED AT THE MEETING

Capital Reduction Resolution

BE IT RESOLVED:

1.

THAT on the recommendation of the board (the “Board”) of directors (each a “Director”, and collectively, the “Directors”) of Brookfield Asset Management Reinsurance Partners Ltd. (the “company”), the company will make certain in-specie returns of capital distributions by way of a Capital Reduction (as defined below) on the Distribution Date (as defined below) to the holders on the Record Date (as defined below) of the company’s class A exchangeable limited voting shares (“class A exchangeable shares”) and class B limited voting shares (the “class B shares”), in the following manner:

(a)	effective on the Distribution Date or as otherwise determined by the Board:

(i)

in the case of the class A exchangeable shares, a reduction to the share capital of the company of up to US$8.00 per class A exchangeable share (the “Class A Value Amount”) based on 0.25 of a Manager Class A Share for every issued class A exchangeable share; and

(ii)

in the case of the class B shares, a reduction to the share capital of the company of up to US$8.00 per class B share (the “Class B Value Amount”) based on 0.25 of a Manager Class A Share for every issued class B share;

2.	AND THAT the Capital Reduction will be made on a date to be determined by the Board, in accordance with applicable law (the “Distribution Date”);

3.	AND THAT as of September 30, 2022:

(a)

the authorized share capital of the company is C$27,500,000,000 and US$87,499,660,100 consisting of, inter alia, 1,000,000,000 class A exchangeable shares of par value US$39.32 each, and 500,000 class B shares of par value US$39.32 each; and

(b)

the issued share capital of the company is US$2,922,269,896.48, consisting of, inter alia, 10,877,989 class A exchangeable shares of par value US$39.32 per share, and 24,000 class B shares, of par value US$39.32 per share;

4.	AND THAT the in-specie returns of capital distributions will be effected by way of a reduction to the authorized and issued share capital of the company (the “Capital Reduction”), pursuant to which:

(a)	the par value of each class A exchangeable share will be reduced by up to the Class A Value Amount, with the precise amount to be determined by the Board; and

(b)	the par value of each class B share will be reduced by an amount up to the Class B Value Amount, with the precise amount to be determined by the Board;

5.

AND THAT the completion of the Capital Reduction will be contingent on (i) the completion of the Brookfield Arrangement (as such term is defined in the accompanying management information circular), (ii) the effectiveness of the registration statement for the Manager Class A Shares to be issued pursuant to the final prospectus and U.S. registration statement of the Manager being distributed in the Special Distribution (as such term is defined in the accompanying management information circular) the Securities Regulatory Approvals (as such term is defined in the accompanying management information circular) having been obtained, (iii) if applicable, statutory legal notice having been made within the required time and (iv) receipt by the Board of a confirmation by the chief financial officer of the company that the company will be able to pay its liabilities as they become due on and after the Capital Reduction;

6.	AND THAT the Board be and is hereby authorized to set a record date (each, a “Record Date”) for the Distribution;

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7.

AND THAT the Board be and is hereby authorized to effect the Capital Reduction and to determine as it thinks expedient any and all matters in connection therewith including any determination to be made for or on behalf of the company pursuant applicable law and any other such matter not specifically resolved herein;

8.

AND THAT notwithstanding anything contained in the foregoing resolutions, the par value of each class A-1 exchangeable non-voting limited shares (the “class A-1 exchangeable shares”) shall be reduced by an amount equal to the reduction amount of the par value of each class A exchangeable shares as at the Distribution Date in order to ensure that, at all times, the par value of the class A exchangeable shares is equal to the par value of the class A-1 exchangeable shares;

9.

AND THAT the Annual Authorized Share Capital, Annual Issued Share Capital, Second Quarter Authorized Share Capital, Second Quarter Issued Share Capital, Third Quarter Authorized Share Capital, Third Quarter Issued Share Capital (as each term was defined in the management information circular provided in respect of the annual general and special meeting of shareholders held on June 24, 2022 (“AGM Circular”) together with the authorized and issued share capital values to be effective on or about June 30, 2023 (or as otherwise determined by the Board) set out in the AGM Circular be adjusted to reflect the Capital Reduction if and to the extent it is effected;

10.

AND THAT the Board be and is hereby authorized and empowered, if they decide not to proceed with the aforementioned resolutions, to revoke these resolutions at any time, without further notice to or approval of the company shareholders;

11.

AND THAT to the extent that any Director or officer of the company has taken any actions or signed any documents or undertakings in connection with the foregoing prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved, confirmed and adopted in all respects.

Name Change Resolution

BE IT RESOLVED:

1.	THAT Brookfield Asset Management Reinsurance Partners Ltd. (the “company”) is hereby authorized to change the name of the company to Brookfield Reinsurance Ltd.

2.

AND THAT the directors of the company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

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APPENDIX B – GLOSSARY OF TERMS

“BAM’s asset management business” means Brookfield Asset Management ULC;

“Bermuda Act” means the Companies Act 1981, as amended, of Bermuda;

“Board” means the board of directors of our company;

“Brookfield Arrangement” means the court approved plan of arrangement of Brookfield Asset Management as a result of which (i) the Manager will acquire a 25% ownership interest in Brookfield’s asset management business, (ii) the shareholders of Brookfield Asset Management will become shareholders of the Manager while retaining their shares of Brookfield Asset Management, and (iii) Brookfield Asset Management will change its name to “Brookfield Corporation”;

“Brookfield Asset Management” means Brookfield Asset Management Inc. (which will change its name to Brookfield Corporation on completion of the Brookfield Arrangement) and its subsidiaries (including the perpetual affiliates) other than the Brookfield Asset Management ULC and its subsidiaries and does not, for greater certainty, include the Manager, our company or Oaktree and their respective subsidiaries;

“Brookfield Class A Shares” means the class A limited voting shares of Brookfield Asset Management;

“Brookfield Meeting” means the special meeting of shareholders of Brookfield Asset Management to be held on November 9, 2022;

“Capital Reduction Resolution” means the resolution approving a return of capital distribution to the holders of our class A exchangeable shares and our class B shares and corresponding reductions to the authorized and issued share capital of the company in the amount necessary to permit the Special Distribution to be effected as a reduction of capital, as more particularly described in the Circular, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular;

“Circular” means the accompanying Management Information Circular of our company;

“class A exchangeable shares” means our class A exchangeable limited voting shares;

“class B shares” means our class B limited voting shares;

“Distribution Date” means the distribution date for the Special Distribution;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;

“Manager” means Brookfield Asset Management Ltd.;

“Manager Class A Shares” means the class A limited voting shares in the capital of the Manager;

“Manager Class B Shares” means the class B limited voting shares in the capital of the Manager;

“meeting” means the special general meeting of the shareholders of Brookfield Asset Management Reinsurance Partners Ltd. to be held on November 9, 2022, or any adjournment(s) or postponement(s) thereof;

“Name Change Resolution” means the resolution authorizing our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.” the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular;

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“NYSE” means the New York Stock Exchange;

“Oaktree” means Oaktree Capital Management, L.P. together with its affiliates;

“Proxy Deadline” means 5:00 p.m. (Toronto time) on November 7, 2022;

“Record Date” means October 3, 2022;

“Resident Holders” has the meaning ascribed thereto under “The Capital Reduction – Certain Canadian Federal Income Tax Considerations Regarding the Capital Reduction”;

“RESP” means registered education savings plan;

“RRIF” means registered retirement income fund;

“RRSP” means registered retirement savings plan;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (United States), as amended;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;

“Special Distribution” means the special dividend or distribution of Manager Class A Shares to holders of class A exchangeable shares and class B shares of our company;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated from time to time thereunder;

“TSX” means the Toronto Stock Exchange;

“TSX Trust” means TSX Trust Company; and

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

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